UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Press release issued by ABB Ltd dated April 24, 2013.

2.              Announcements regarding transactions in ABB Ltd’s Securities made by the directors or the members of the Executive Committee.

3.              Agenda and resolutions from the ABB Ltd General Meeting of Shareholders held on April 25, 2013.

4.              Press release issued by ABB Ltd dated April 25, 2013.

The information provided by Item 1 above is deemed filed for all purposes under the Securities Exchange Act of 1934.

Press Release

ABB Q1: Revenue growth, improved profitability

•                                Improved portfolio and geographic balance generates solid results in a mixed market

•                                Revenues steady to higher in all divisions(1); Thomas & Betts on track

•                                Operational EBITDA(2) and margin higher, continued solid execution on cost savings

Zurich, Switzerland, April 24, 2013 — ABB today reported its first-quarter 2013 results, highlighting revenue growth and improved operational profitability2 despite a weak business environment.

“Given the continued uncertainties in the global economy, this is a satisfactory start to 2013,” said ABB Chief Executive Officer Joe Hogan. “We continued to execute well, successfully balancing solid cost discipline with targeted growth in businesses and regions where we have competitive advantages, especially in areas like industrial efficiency, power reliability and renewable energy.

“Our balanced portfolio and global footprint contributed to the resilient performance, allowing us to find and capture growth opportunities in a mixed market. For example, we won some key orders in marine, mining, and robotics, and increased emerging market orders by 10 percent. We lifted total revenues on both an organic and inorganic basis.

“Our execution on cost remained strong, with tight discipline on G&A expenses,” Hogan said. “Continued success in sourcing and productivity improvements saved us about $260 million.

“The Thomas and Betts integration and synergies are on track. We’re very pleased with this acquisition and the improved balance it gives us in the North American market.

“The Power Products team turned in another good performance, with an operational EBITDA margin of 14.9 percent, again within our guidance of 14.5 to 15.0 percent range for the full year, thanks to solid execution on cost and selective growth initiatives in more profitable end markets.

“We achieved these results despite continued demand headwinds,” Hogan said. “Growth in the US decelerated further in the quarter and industrial investments in much of Europe remained mixed. Cash flow was lower than we’d like, but it was largely expected and mainly reflects the timing of project execution, so we expect to see that recover over the coming quarters.

“For the rest of the year, we’ll continue to focus on the cost-growth balance. Macroeconomic indicators remain unclear, which makes it tough to predict how the early-cycle businesses will perform. However, our strong order backlog will help mitigate some of that uncertainty, and we’re confident that our better balance across businesses and regions will continue to provide us with profitable growth opportunities.”

2013 Q1 key figures

			Change
$ millions unless otherwise indicated	Q1 13	Q1 12	US$	Local	Organic(3)
Orders	10’492	10’368	1%	2%	-4%
Order backlog (end March)	29’614	29’910	-1%	2%
Revenues	9’715	8’907	9%	10%	3%
EBIT	1’052	1’048	0%
as % of revenues	10.8%	11.8%
Operational EBITDA	1’458	1’228	19%
as % of operational revenues	15.0%	13.9%
Net income attributable to ABB	664	685	-3%
Basic net income per share ($)	0.29	0.30
Cash flow from operating activities	(223)	(22)	n.a.

(1)  Management discussion of orders and revenues focuses on local currency changes. U.S. dollar changes are reported in results tables

(2)  See reconciliation of operational EBITDA to EBIT in Note 13 to the Interim Consolidated Financial Information (unaudited)

(3)  Organic changes are in local currencies and exclude Thomas & Betts (T&B) acquired in May 2012

Summary of Q1 results

Growth overview

Market conditions remained mixed, with demand in key end markets such as oil and gas, mining, marine and utilities varying by region, product and customer. In this environment, ABB’s geographic, technology and channel scope mitigated some of the market turbulence and allowed the company to tap opportunities for profitable growth.

For example, industrial customers continued to invest in high-efficiency production technologies to generate more from their existing assets, such as the $260-million, 9-year order to supply integrated services for offshore oil and gas facilities in Norway. Targeted capital expenditures in important end markets also continued and included an order for mine hoists from a major customer in Russia.

Utilities made further selective power transmission investments to expand and upgrade their grids. ABB won a $110-million order to link the Lithuanian and Poland power grids, and a $150-million order to supply ultra-high voltage direct current equipment to the world’s highest capacity power transmission link in China.

Overall, ABB’s orders received in the quarter declined 4 percent on an organic basis (2 percent higher including T&B) compared to the first quarter of 2012. Base orders (below $15 million) were 5 percent lower on an organic basis (2 percent higher including T&B), mainly reflecting softer demand for early-cycle products. Service orders declined by 3 percent in the quarter—partly due to the continued exit from those full service contracts having lower pull-through of high-value ABB products—and represented 19 percent of total orders. Emerging market orders increased 10 percent and represented 48 percent of total orders. Large orders (above $15 million) were up slightly in the quarter and represented 14 percent of total orders, unchanged from the year-earlier period.

Revenues increased in the first quarter on both an organic (up 3 percent) and inorganic basis (up 10 percent), as execution of the strong order backlog helped offset early-cycle order and revenue weakness. T&B contributed approximately $590 million to orders and revenues. Service revenues increased by 3 percent in the quarter.

Q1 2013 orders received and revenues by region

$ millions unless	Orders received		Change				Revenues		Change
otherwise indicated	Q1 13	Q1 12	US$		Local		Q1 13	Q1 12	US$		Local
Europe	3’884	3’894	0%		-1%		3’377	3’386	0%		-1%
The Americas organic	2’798 2’331	2’695	4 -14	% %	5 -12	% %	2’824 2’357	2’326	21 1	% %	23 3%%
Asia	2’815	2’766	2%		2%		2’544	2’323	10%		10%
Middle East and Africa	995	1’013	-2%		3%		970	872	11%		14%
Group total	10’492	10’368	1%		2%		9’715	8’907	9%		10%

Orders in Europe were flat as strong increases in eastern Europe—especially Russia—offset order declines in both northern and southern Europe, including Germany and Italy. On an organic basis, orders in the Americas declined, mainly the result of lower large orders in power and oil and gas. Asia orders increased on the back of 20-percent order growth in China, while the Middle East and Africa was steady, with strong demand for renewable energy solutions in South Africa offsetting a decline in large orders in the Middle East.

Q1 2013 orders received and revenues by division

$ millions unless	Orders received		Change		Revenues		Change
otherwise indicated	Q1 2013	Q1 2012	US$	Local	Q1 2013	Q1 2012	US$	Local
Discrete Automation & Motion	2’485	2’678	-7%	-7%	2’327	2’242	4%	4%
Low Voltage Products	1’934	1’337	45%	47%	1’777	1’192	49%	51%
Organic	1,342		0%	1%	1,185		-1%	0%
Process Automation	2’500	2’540	-2%	-1%	1’978	1’970	0%	1%
Power Products	2’859	3’117	-8%	-8%	2’489	2’513	-1%	0%
Power Systems	1’637	1’958	-16%	-15%	2’051	1’807	14%	15%
Corporate and other (inter-division eliminations)	(923)	(1’262)			(907)	(817)
ABB Group	10’492	10’368	1%	2%	9’715	8’907	9%	10%

Discrete Automation and Motion: Higher large orders in robotics and for power conversion equipment in the rail industry could not offset order declines in motors and drives resulting from generally weaker early-cycle demand. Revenues increased on the execution of the strong order backlog, especially in robotics. Service revenues increased 5 percent.

Low Voltage Products: Orders and revenues were flat on an organic basis as early-cycle demand remained near the low levels seen a year-earlier in most regions. Service orders and revenues grew at a double-digit pace.

Process Automation: Order growth in mining and marine was offset by declines in metals and pulp and paper. Oil and gas orders were flat, with growth in base orders offset by lower large orders. Service orders decreased, mainly due to several upgrade projects booked last year which were not repeated. Higher marine revenues compensated lower revenues in other businesses. Total service revenues increased 4 percent.

Power Products: The change in orders received reflects continued project selectivity in a challenging market and a comparison with a strong first quarter of 2012. Revenues were unchanged from a year earlier and included a higher share of distribution and industry-related sales.

Power Systems: The order decline partly reflects the timing of large project awards as well as increased selectivity in project tendering in order to reduce risks and secure more value-added ABB product pull-through. Revenues were higher across all businesses in the quarter and service revenues also grew.

Earnings overview

Earnings before interest and taxes (EBIT) amounted to approximately $1.1 billion, steady compared to the same quarter in 2012. Included in EBIT are the net impacts of foreign exchange and commodity timing differences(4), which reduced EBIT in the first quarter of 2013 by $62 million and increased EBIT

(4)  See reconciliation of operational EBITDA to EBIT in Note 13 to the Interim Consolidated Financial Information (unaudited)

in the same period a year earlier by $71 million. Also included in EBIT is acquisition-related amortization of $93 million, compared to $66 million a year earlier.

Operational EBITDA in the first quarter of 2013 amounted to $1.5 billion, an increase of 19 percent compared to the relatively weak first quarter a year earlier. T&B contributed approximately $100 million to operational EBITDA.

The Group’s operational EBITDA margin increased by 1.1 percentage points compared to the same period in 2012, as sourcing initiatives and operational improvements produced cost savings of approximately $260 million compensated lower-margin orders being executed out of the power backlog. Margins were supported by improved capacity utilization and stricter discipline in selling, general and administrative (SG&A) expenses that better reflect current market conditions.

Q1 2013 earnings and cash flows by division

$ millions unless	Operational EBITDA		change in	Op EBITDA margin %(5)		Cash flow from operating activities		change in
otherwise indicated	Q1 13	Q1 12	US$	Q1 13	Q1 12	Q1 13	Q1 12	US$
Discrete Automation and Motion	416	417	0%	17.8%	18.6%	179	103	74%
Low Voltage Products	320	197	62%	18.0%	16.6%	3	45	-93%
Organic	222			18.7%
Process Automation	259	243	7%	13.1%	12.4%	14	(18)	n.a.
Power Products	372	363	2%	14.9%	14.5%	34	123	-72%
Power Systems	169	117	44%	8.3%	6.6%	(188)	(48)	-292%
Corporate and other	(78)	(109)				(265)	(227)	-17%
ABB Group	1’458	1’228	19%	15.0%	13.9%	(223)	(22)	n.a.

Discrete Automation and Motion: Stable earnings with lower margins primarily reflect a change in product mix versus the year-earlier period, driven in part by increased system revenues where margins are below the divisional average. The change in margins also reflects higher investments in selling and R&D compared to the same quarter in 2012. Higher cash from operations primarily reflects improved inventory management.

Low Voltage Products: The increase in operational EBITDA resulted primarily from the contribution of approximately $100 million from T&B. The operational EBITDA margin increased as a result of cost reductions and improved capacity utilization in several markets.

Process Automation: Higher operational EBITDA and margins primarily reflect improved project execution and lower SG&A expenses as a percentage of revenues compared to the same quarter in 2012. Profitability was also supported by strong margins in the service business.

Power Products: The increase in the operational EBITDA margin was mainly driven by a favorable business mix while cost savings mostly offset the price pressure from the execution of the order backlog.

(5)  See computation of operational EBITDA margin % in Note 13 to the Interim Consolidated Financial Information (unaudited)

Power Systems: Higher operational EBITDA margins mainly reflect improved project execution along with a more favorable mix of projects being executed from the order backlog compared to the same quarter a year earlier. Measures announced in the fourth quarter of 2012 to improve profitability and consistency of results continued in the first quarter but had no significant impact on earnings.

Net income

Net income for the quarter decreased 3 percent to $664 million, which included net foreign currency and derivative impacts, as well as amortization related to acquisitions as described earlier. Finance net(6) increased to $79 million from $38 million in the same quarter in 2012, reflecting the increase in total debt compared to one year ago. Basic earnings per share in the first quarter amounted to $0.29 versus $0.30 a year earlier.

Balance sheet and cash flow

Total debt amounted to $9.1 billion compared to $6.2 billion in the first quarter of 2012 and $10.1 billion at the end of 2012. The year-over-year increase primarily resulted from the issuance of approximately $3 billion of bonds in the US and Australia to secure long-term funding at attractive rates.

Net debt(6) was $2.1 billion at the end of March 2013 versus net cash(6) of $1.4 billion at the same time a year earlier. The net debt-to-EBITDA ratio(6) at the end of March 2013 was 0.4x, well within the range the company believes is required to maintain its single-A credit rating.

ABB reported cash outflows from operations of $223 million, weaker than in the first quarter in 2012, reflecting a combination of higher net working capital needed to execute large projects and the timing of customer advances, both factors related mainly to the power businesses. Net working capital as a share of revenues(6) amounted to 16.4 percent, an increase of 0.8 percentage points versus the end of the quarter a year earlier.

Technology and innovation

ABB announced a number of new products during the quarter, particularly in the area of power electronics. For example, the company launched a new 1,000 kilowatt high-efficiency solar inverter to reduce overall system costs for photovoltaic power generation, and the most compact truly modular uninterrupted power supply (UPS) on the market. A new onboard direct current (DC) power grid for marine applications allows ship operators to optimize generator speeds for lower fuel consumption as well as reducing space requirements and increasing system flexibility. In April, ABB announced the development of an innovative high voltage circuit breaker solution for power transmission with an integrated fiber optic current sensor which simplifies substation design, significantly reduces footprint requirements and is smart grid-enabled. ABB also launched the first low-voltage circuit breaker with integrated energy management functions, which has the potential to achieve annual energy savings equivalent to the electricity consumption of 1.4 million EU households per year.

Acquisitions

ABB and US-based Power-One announced earlier this week that their boards of directors have agreed to a transaction in which ABB will acquire Power-One for approximately $1 billion. The transaction would position ABB as a leading global supplier of solar inverters — the “intelligence” behind a solar photovoltaic system — to a market expected to grow by more than 10 percent per year over the

(6)  See reconciliation of non-GAAP measures in Appendix 1

medium term. The transaction expected to close in the second half of 2013, subject to shareholder and regulatory approvals.

Outlook

Our long-term growth drivers—such as the need for greater industrial productivity, more reliable and efficient power delivery and growth in renewables—remain in place. Shorter-term trends such as industrial production growth and government policy are expected to remain the key drivers of demand over the rest of 2013. There are no clear changes in demand trends visible as we head into the second quarter of 2013.

In a market environment in which near-term uncertainty is likely to remain, we will continue to focus on executing our large order backlog and taking advantage of our broad product and geographic scope to capture profitable growth opportunities in line with our 2011-15 targets.

This will be supported by our ongoing initiatives to improve margins and project selection and execution. Growing service revenues, securing the synergies from recent acquisitions, increasing customer satisfaction and successfully commercializing our pipeline of innovative technologies will remain important contributors to our growth and profitability targets.

We will continue to drive cost savings and productivity improvements equivalent to 3-5 percent of cost of sales every year through improved supply management, better quality and higher returns on investments in sales and R&D. We remain committed to delivering higher cash to shareholders and improving returns on our capital investments in both organic and inorganic growth.

More information

The 2013 Q1 results press release is available from April 24, 2013, on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations, where a presentation for investors will also be published.

A video from Chief Executive Officer Joe Hogan on ABB’s first-quarter 2013 results will be available at 06:30 am today at www.youtube.com/abb.

ABB will host a media conference call starting at 10:00 a.m. Central European Time (CET). Callers from the US and Canada should dial +1 866 291 41 66 ( Toll-Free). U.K. callers should dial +44 203 059 5862. From Sweden, +46 8 5051 0031, and from the rest of Europe, +41 91 610 5600. Lines will be open 15 minutes before the conference starts. Playback of the call will start 1 hour after the call ends and will be available for 24 hours: Playback numbers: +44 207 108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 866 416 2558 (U.S./Canada). The code is 13241, followed by the # key. The recorded session will also be available as a podcast 1 hour after the end of the call and can be downloaded from www.abb.com/news.

A conference call for analysts and investors is scheduled to begin today at 3:00 p.m. CET (2:00 p.m. in the UK, 9:00 a.m. EDT). Callers should dial +1 877 270 2148 from the US/Canada (toll-free), +44 203 059 5862 from the U.K., +46 8 5051 0031 (Sweden) or +41 91 610 56 00 from the rest of the world. Callers are requested to phone in 15 minutes before the start of the call. The recorded session will be available as a podcast one hour after the end of the conference call and can be downloaded from our website. You will find the link to access the podcast at www.abb.com/investorrelations.

Investor calendar 2013
Annual General Meeting Zurich, Switzerland	April 25, 2013
Annual Information Meeting Västerås, Sweden	April 26, 2013
Second-quarter 2013 results	July 25, 2013
Third-quarter 2013 results	October 24, 2013

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 145,000 people.

Zurich, April 24, 2013

Joe Hogan, CEO

Important notice about forward-looking information

This press release includes forward-looking information and statements as well as other statements concerning the outlook for our business. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks associated with the volatile global economic environment and political conditions, costs associated with compliance activities, raw materials availability and prices, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Media Relations:	Investor Relations:	ABB Ltd
Thomas Schmidt, Antonio Ligi	Switzerland: Tel. +41 43 317 7111	Affolternstrasse 44
(Zurich, Switzerland)	USA: Tel. +1 919 856 3827	CH-8050 Zurich, Switzerland
Tel: +41 43 317 6568	investor.relations@ch.abb.com
Fax: +41 43 317 7958
media.relations@ch.abb.com

ABB first-quarter (Q1) 2013 key figures

				Change
$ millions unless otherwise indicated		Q1 13	Q1 12	US$	Local
Orders	Group	10’492	10’368	1%	2%
	Discrete Automation & Motion	2’485	2’678	-7%	-7%
	Low Voltage Products	1’934	1’337	45%	47%
	Process Automation	2’500	2’540	-2%	-1%
	Power Products	2’859	3’117	-8%	-8%
	Power Systems	1’637	1’958	-16%	-15%
	Corporate and other (inter-division eliminations)	(923)	(1’262)
Revenues	Group	9’715	8’907	9%	10%
	Discrete Automation & Motion	2’327	2’242	4%	4%
	Low Voltage Products	1’777	1’192	49%	51%
	Process Automation	1’978	1’970	0%	1%
	Power Products	2’489	2’513	-1%	0%
	Power Systems	2’051	1’807	14%	15%
	Corporate and other (inter-division eliminations)	(907)	(817)
EBIT	Group	1’052	1’048	0%
	Discrete Automation & Motion	337	354	-5%
	Low Voltage Products	232	180	29%
	Process Automation	224	234	-4%
	Power Products	283	323	-12%
	Power Systems	105	88	19%
	Corporate and other (inter-division eliminations)	(129)	(131)
EBIT %	Group	10.8%	11.8%
	Discrete Automation & Motion	14.5%	15.8%
	Low Voltage Products	13.1%	15.1%
	Process Automation	11.3%	11.9%
	Power Products	11.4%	12.9%
	Power Systems	5.1%	4.9%
Operational EBITDA*	Group	1’458	1’228	19%
	Discrete Automation & Motion	416	417	0%
	Low Voltage Products	320	197	62%
	Process Automation	259	243	7%
	Power Products	372	363	2%
	Power Systems	169	117	44%
	Corporate and other (inter-division eliminations)	(78)	(109)
Operational EBITDA margin %*	Group	15.0%	13.9%
	Discrete Automation & Motion	17.8%	18.6%
	Low Voltage Products	18.0%	16.6%
	Process Automation	13.1%	12.4%
	Power Products	14.9%	14.5%
	Power Systems	8.3%	6.6%

* See reconciliation of operational EBITDA and computation of operational EBITDA margin % in Note 13 to the Interim Consolidated Financial Information (unaudited)

Operational EBITDA Q1 2013 vs Q1 2012

	ABB		Discrete Automation & Motion		Low Voltage Products		Process Automation		Power Products		Power Systems
	Q1 13	Q1 12	Q1 13	Q1 12	Q1 13	Q1 12	Q1 13	Q1 12	Q1 13	Q1 12	Q1 13	Q1 12
Operational revenues	9’721	8’844	2’331	2’240	1’779	1’186	1’983	1’960	2’503	2’497	2’032	1’780
FX/commodity timing differences on Revenues	(6)	63	(4)	2	(2)	6	(5)	10	(14)	16	19	27
Revenues (as per Financial Statements)	9’715	8’907	2’327	2’242	1’777	1’192	1’978	1’970	2’489	2’513	2’051	1’807

Operational EBITDA	1’458	1’228	416	417	320	197	259	243	372	363	169	117
Depreciation	(205)	(166)	(34)	(33)	(47)	(26)	(16)	(16)	(51)	(42)	(20)	(16)
Amortization	(116)	(87)	(30)	(28)	(32)	(2)	(4)	(4)	(7)	(10)	(25)	(25)
including total acquisition-related amortization of	(93)	(66)	(26)	(27)	(30)	(1)	(3)	(3)	(5)	(8)	(23)	(22)
Acquisition-related expense and certain non-operational items	(4)	19	(2)	(4)	(2)	(3)	—	—	—	—	—	—
FX/commodity timing differences on EBIT	(62)	71	(12)	3	(3)	14	(12)	11	(24)	25	(14)	14
Restructuring-related costs	(19)	(17)	(1)	(1)	(4)	—	(3)	—	(7)	(13)	(5)	(2)
EBIT (as per Financial Statements)	1’052	1’048	337	354	232	180	224	234	283	323	105	88

Operational EBITDA margin (%)	15.0%	13.9%	17.8%	18.6%	18.0%	16.6%	13.1%	12.4%	14.9%	14.5%	8.3%	6.6%

Appendix I

Reconciliation of non-GAAP measures

(US$ millions)

	Three months ended March 31,
	2013	2012
Finance Net
= Interest and dividend income + Interest and other finance expense

Interest and dividend income	18	19
Interest and other finance expense	(97)	(57)
Finance Net	(79)	(38)

	Mar. 31,	Dec. 31,	Mar. 31,
	2013	2012	2012
Net (Debt), Net Cash
= Cash and equivalents plus Marketable securities and short-term investments, less Total debt

Cash and equivalents	5’455	6’875	5’751
Marketable securities and short-term investments	1’591	1’606	1’837
Cash and Marketable securities	7’046	8’481	7’588
Short-term debt and current maturities of long-term debt	1’683	2’537	812
Long-term debt	7’430	7’534	5’364
Total debt	9’113	10’071	6’176
Net (Debt), Net Cash	(2’067)	(1’590)	1’412

Mar. 31,
2013
Net Debt to EBITDA
= Net Debt / EBITDA for the trailing 12 months

Net Debt (as defined above)	(2’067)

Earnings before interest and taxes for the three months ended:
March 31, 2013	1’052
December 31, 2012	863
September 30, 2012	1’146
June 30, 2012	1’001
Depreciation and amortization for the three months ended:
March 31, 2013	321
December 31, 2012	341
September 30, 2012	307
June 30, 2012	281
Total EBITDA for the trailing 12 months	5’312

Net Debt to EBITDA	0.4

	Mar. 31,	Mar. 31,
	2013	2012
Net Working Capital as a percentage of Revenues
= Net Working Capital / Adjusted Revenues for the trailing 12 months

Receivables, net	11’941	11’157
Inventories, net	6’267	6’356
Prepaid expenses	322	288
Accounts payable, trade	(4’705)	(4’738)
Billings in excess of sales	(1’920)	(1’999)
Employee and other payables	(1’372)	(1’430)
Advances from customers	(2’002)	(1’905)
Accrued expenses	(1’878)	(1’722)
Net Working Capital	6’653	6’007

Revenues for the three months ended:
March 31, 2013 / 2012	9’715	8’907
December 31, 2012 / 2011	11’021	10’571
September 30, 2012 / 2011	9’745	9’337
June 30, 2012 / 2011	9’663	9’680
Adjustment to annualize revenues of certain acquisitions(1)	308	—
Adjusted Revenues for the trailing 12 months	40’452	38’495

Net Working Capital as a percentage of Revenues	16.4%	15.6%

(1) Thomas & Betts

ABB Ltd Interim Consolidated Income Statements (unaudited)

	Three months ended
($ in millions, except per share data in $)	Mar. 31, 2013	Mar. 31, 2012

Sales of products	8,191	7,423
Sales of services	1,524	1,484
Total revenues	9,715	8,907
Cost of products	(5,910)	(5,263)
Cost of services	(954)	(954)
Total cost of sales	(6,864)	(6,217)
Gross profit	2,851	2,690
Selling, general and administrative expenses	(1,449)	(1,322)
Non-order related research and development expenses	(361)	(346)
Other income (expense), net	11	26
Earnings before interest and taxes	1,052	1,048
Interest and dividend income	18	19
Interest and other finance expense	(97)	(57)
Income from continuing operations before taxes	973	1,010
Provision for taxes	(277)	(298)
Income from continuing operations, net of tax	696	712
Income (loss) from discontinued operations, net of tax	(4)	-
Net income	692	712
Net income attributable to noncontrolling interests	(28)	(27)
Net income attributable to ABB	664	685

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	668	685
Net income	664	685

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.29	0.30
Net income	0.29	0.30

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.29	0.30
Net income	0.29	0.30

Weighted-average number of shares outstanding (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders	2,296	2,292
Diluted earnings per share attributable to ABB shareholders	2,303	2,294

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Condensed Consolidated Statements of Comprehensive Income (unaudited)

	Three months ended
($ in millions)	Mar. 31, 2013	Mar. 31, 2012

Total comprehensive income, net of tax	309	1,142
Total comprehensive income attributable to noncontrolling interests, net of tax	(26)	(35)
Total comprehensive income attributable to ABB shareholders, net of tax	283	1,107

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Balance Sheets (unaudited)

($ in millions, except share data)	Mar. 31, 2013	Dec. 31, 2012

Cash and equivalents	5,455	6,875
Marketable securities and short-term investments	1,591	1,606
Receivables, net	11,941	11,575
Inventories, net	6,267	6,182
Prepaid expenses	322	311
Deferred taxes	887	869
Other current assets	483	584
Total current assets	26,946	28,002

Property, plant and equipment, net	5,820	5,947
Goodwill	10,157	10,226
Other intangible assets, net	3,366	3,501
Prepaid pension and other employee benefits	69	71
Investments in equity-accounted companies	211	213
Deferred taxes	361	334
Other non-current assets	771	776
Total assets	47,701	49,070

Accounts payable, trade	4,705	4,992
Billings in excess of sales	1,920	2,035
Employee and other payables	1,372	1,449
Short-term debt and current maturities of long-term debt	1,683	2,537
Advances from customers	2,002	1,937
Deferred taxes	319	270
Provisions for warranties	1,242	1,291
Provisions and other current liabilities	2,364	2,367
Accrued expenses	1,878	2,096
Total current liabilities	17,485	18,974

Long-term debt	7,430	7,534
Pension and other employee benefits	2,220	2,290
Deferred taxes	1,280	1,260
Other non-current liabilities	1,545	1,566
Total liabilities	29,960	31,624

Commitments and contingencies

Stockholders’ equity:
Capital stock and additional paid-in capital (2,314,743,264 issued shares at March 31, 2013, and December 31, 2012)	1,688	1,691
Retained earnings	18,730	18,066
Accumulated other comprehensive loss	(2,904)	(2,523)
Treasury stock, at cost (18,345,908 and 18,793,989 shares at March 31, 2013, and December 31, 2012, respectively)	(320)	(328)
Total ABB stockholders’ equity	17,194	16,906
Noncontrolling interests	547	540
Total stockholders’ equity	17,741	17,446
Total liabilities and stockholders’ equity	47,701	49,070

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Cash Flows (unaudited)

	Three months ended
($ in millions)	Mar. 31, 2013	Mar. 31, 2012

Operating activities:
Net income	692	712
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	321	253
Pension and other employee benefits	(11)	(17)
Deferred taxes	4	39
Net gain from sale of property, plant and equipment	(9)	(3)
Loss from equity-accounted companies, net	—	4
Other	14	25
Changes in operating assets and liabilities:
Trade receivables, net	(504)	(74)
Inventories, net	(248)	(388)
Trade payables	(197)	(184)
Billings in excess of sales	(71)	120
Provisions, net	(28)	(157)
Advances from customers	75	101
Other assets and liabilities, net	(261)	(453)
Net cash used in operating activities	(223)	(22)

Investing activities:
Purchases of marketable securities (available-for-sale)	(173)	(876)
Purchases of short-term investments	(5)	(25)
Purchases of property, plant and equipment and intangible assets	(216)	(236)
Acquisition of businesses (net of cash acquired) and changes in cost and equity investments	(26)	(196)
Proceeds from sales of marketable securities (available-for-sale)	116	21
Proceeds from short-term investments	32	2
Other investing activities	46	(11)
Net cash used in investing activities	(226)	(1,321)

Financing activities:
Net changes in debt with original maturities of 90 days or less	(507)	91
Increase in debt	215	2,172
Repayment of debt	(523)	(185)
Delivery of shares	1	46
Acquisition of noncontrolling interests	(1)	—
Dividends paid to noncontrolling shareholders	(15)	(8)
Other financing activities	(3)	15
Net cash provided by (used in) financing activities	(833)	2,131

Effects of exchange rate changes on cash and equivalents	(138)	144

Net change in cash and equivalents - continuing operations	(1,420)	932

Cash and equivalents, beginning of period	6,875	4,819
Cash and equivalents, end of period	5,455	5,751

Supplementary disclosure of cash flow information:
Interest paid	28	24
Taxes paid	331	341

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Changes in Stockholders’ Equity (unaudited)

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on available-for- sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2012	1,621	16,988	(968)	20	(1,472)	12	(2,408)	(424)	15,777	559	16,336
Comprehensive income:
Net income		685							685	27	712
Foreign currency translation adjustments (net of tax of $0)			433				433		433	8	441
Effect of change in fair value of available-for-sale securities (net of tax of $0)				(1)			(1)		(1)		(1)
Unrecognized income (expense) related to pensions and other postretirement plans (net of tax of $6)					(35)		(35)		(35)		(35)
Change in derivatives qualifying as cash flow hedges (net of tax of $(9))						25	25		25		25
Total comprehensive income									1,107	35	1,142
Changes in noncontrolling interests									—	3	3
Dividends paid to noncontrolling shareholders									—	(18)	(18)
Share-based payment arrangements	13								13		13
Delivery of shares	(5)							51	46		46
Other	2								2		2
Balance at March 31, 2012	1,631	17,673	(535)	19	(1,507)	37	(1,986)	(373)	16,945	579	17,524

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on available-for- sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2013	1,691	18,066	(580)	24	(2,004)	37	(2,523)	(328)	16,906	540	17,446
Comprehensive income:
Net income		664							664	28	692
Foreign currency translation adjustments (net of tax of $(8))			(475)				(475)		(475)	(3)	(478)
Effect of change in fair value of available-for-sale securities (net of tax of $1)				(6)			(6)		(6)		(6)
Unrecognized income (expense) related to pensions and other postretirement plans (net of tax of $(26))					90		90		90	1	91
Change in derivatives qualifying as cash flow hedges (net of tax of $(2))						10	10		10		10
Total comprehensive income									283	26	309
Changes in noncontrolling interests	(11)								(11)	7	(4)
Dividends paid to noncontrolling shareholders									—	(26)	(26)
Share-based payment arrangements	14								14		14
Delivery of shares	(7)							8	1		1
Other	1								1		1
Balance at March 31, 2013	1,688	18,730	(1,055)	18	(1,914)	47	(2,904)	(320)	17,194	547	17,741

See Notes to the Interim Consolidated Financial Information

Notes to the Interim Consolidated Financial Information (unaudited)

Note 1. The Company and basis of presentation

ABB Ltd and its subsidiaries (collectively, the Company) together form a leading global company in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The Company works with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency, reliability and productivity for customers who generate, convert, transmit, distribute and consume energy.

The Company’s Interim Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) for interim financial reporting. As such, the Interim Consolidated Financial Information does not include all the information and notes required under U.S. GAAP for annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the audited consolidated financial statements in the Company’s Annual Report for the year ended December 31, 2012.

The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Interim Consolidated Financial Information. The most significant, difficult and subjective of such accounting assumptions and estimates include:

•                  assumptions and projections, principally related to future material, labor and project-related overhead costs, used in determining the percentage-of-completion on projects,

•                  estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries, environmental damages, product warranties, regulatory and other proceedings,

•                  assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets,

•                  recognition and measurement of current and deferred income tax assets and liabilities (including the measurement of uncertain tax positions),

•                  growth rates, discount rates and other assumptions used in testing goodwill for impairment,

•                  assumptions used in determining inventory obsolescence and net realizable value,

•                  estimates and assumptions used in determining the fair values of assets and liabilities assumed in business combinations,

•                  growth rates, discount rates and other assumptions used to determine impairment of long-lived assets, and

•                  assessment of the allowance for doubtful accounts.

The actual results and outcomes may differ from the Company’s estimates and assumptions.

A portion of the Company’s activities (primarily long-term construction activities) has an operating cycle that exceeds one year. For classification of current assets and liabilities related to such activities, the Company elected to use the duration of the individual contracts as its operating cycle. Accordingly, there are accounts receivable, inventories and provisions related to these contracts which will not be realized within one year that have been classified as current.

In the opinion of management, the unaudited Interim Consolidated Financial Information contains all necessary adjustments to present fairly the financial position, results of operations and cash flows for the reported interim periods. Management considers all such adjustments to be of a normal recurring nature.

The Interim Consolidated Financial Information is presented in United States dollars ($) unless otherwise stated. Certain amounts reported for prior periods in the Interim Consolidated Financial Information have been reclassified to conform to the current period’s presentation.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 2. Recent accounting pronouncements

Applicable in current period

Disclosures about offsetting assets and liabilities

As of January 2013, the Company adopted two accounting standard updates regarding disclosures about amounts of certain financial and derivative instruments recognized in the statement of financial position that are either (i) offset or (ii) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. The scope of these updates covers derivatives (including bifurcated embedded derivatives), repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending arrangements. These updates are applicable retrospectively and did not have a significant impact on the consolidated financial statements.

Reporting of amounts reclassified out of accumulated other comprehensive income

As of January 2013, the Company adopted an accounting standard update regarding the presentation of amounts reclassified out of accumulated other comprehensive income. Under the update, the Company is required to present, either in a single note or parenthetically on the face of the financial statements, significant amounts reclassified out of accumulated other comprehensive income by the respective income statement line item (if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the reporting period). If a component is not required to be reclassified to net income in its entirety, the Company would instead cross-reference to other U.S. GAAP required disclosures that provide additional information about the amounts. This update is applicable prospectively and resulted in the Company presenting, in a single note, significant reclassifications out of accumulated other comprehensive income (see Note 12).

Applicable for future periods

Parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity

In March 2013, an accounting standard update was issued regarding the release of cumulative translation adjustments of a parent when it ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity (for the Company, a foreign entity is an entity having a functional currency other than U.S. dollars). Under the update, the Company would recognize cumulative translation adjustments in net income when it ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. For foreign equity-accounted companies, a pro rata portion of the cumulative translation adjustment would be recognized in net income upon a partial sale of the equity-accounted company. This update is effective for the Company for annual and interim periods beginning January 1, 2014, and is applicable prospectively. The impact of this update on the consolidated financial statements is dependent on future transactions resulting in derecognition of foreign assets, subsidiaries or foreign equity-accounted companies completed on or after adoption.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 3. Acquisitions

Acquisitions were as follows:

	Three months ended March 31,
($ in millions, except number of acquired businesses)(1)	2013	2012
Acquisitions (net of cash acquired)(2)	14	164
Aggregate excess of purchase price over fair value of net assets acquired(3)	14	92

Number of acquired businesses	1	1

(1)    Amounts include adjustments arising during the measurement period of acquisitions. In the three months ended March 31, 2013 and 2012, adjustments included in “Aggregate excess of purchase price over fair value of net assets acquired” were not significant.

(2)    Excluding changes in cost and equity investments.

(3)    Recorded as goodwill.

Acquisitions of controlling interests have been accounted for under the acquisition method and have been included in the Company’s Interim Consolidated Financial Information since the date of acquisition.

While the Company uses its best estimates and assumptions as part of the purchase price allocation process to value assets acquired and liabilities assumed at the acquisition date, the purchase price allocation for acquisitions is preliminary for up to 12 months after the acquisition date and is subject to refinement as more detailed analyses are completed and additional information about the fair values of the assets and liabilities becomes available.

On May 16, 2012, the Company acquired all outstanding shares of Thomas & Betts Corporation (Thomas & Betts) for $72 per share in cash. The resulting cash outflows for the Company amounted to $3,700 million, representing $3,282 million for the purchase of the shares (net of cash acquired of $521 million), $94 million related to cash settlement of Thomas & Betts options held at acquisition date and $324 million for the repayment of debt assumed upon acquisition. Thomas & Betts designs, manufactures and markets components used to manage the connection, distribution, transmission and reliability of electrical power in industrial, construction and utility applications. The acquisition of Thomas & Betts supports the Company’s strategy of expanding its Low Voltage Products operating segment into new geographies, sectors and products, and consequently the goodwill acquired represents the future benefits associated with the expansion of market access and product scope.

Notes to the Interim Consolidated Financial Information (unaudited)

The aggregate preliminary allocation of the purchase consideration for Thomas & Betts is as follows:

($ in millions)	Allocated amounts	Weighted-average useful life
Customer relationships	1,169	18 years
Technology	179	5 years
Trade names	155	10 years
Order backlog	12	7.5 months
Intangible assets	1,515	15 years
Fixed assets	458
Debt acquired	(619)
Deferred tax liabilities	(1,080)
Inventories	300
Other assets and liabilities, net(1)	84
Goodwill(2)	2,723
Total consideration (net of cash acquired)(3)	3,381

(1)    Gross receivables from the acquisition totaled $387 million; the fair value of which was $344 million after rebates and allowance for estimated uncollectable receivables.

(2)    The Company does not expect the majority of goodwill recognized to be deductible for income tax purposes.

(3)    Cash acquired in the acquisition totaled $521 million. Additional consideration included $94 million related to the cash settlement of stock options held by Thomas & Betts employees at the acquisition date and $5 million representing the fair value of replacement vested stock options issued to Thomas & Betts employees at the acquisition date. The fair value of these stock options was estimated using a Black-Scholes model.

The preliminary estimated fair values of the assets acquired and liabilities assumed for the Thomas & Betts acquisition are based on preliminary calculations and valuations, and facts and circumstances that existed at the acquisition date. The Company’s estimates and assumptions are subject to change during the measurement period of the acquisition. The area where preliminary estimates are not yet finalized at March 31, 2013, primarily relates to certain deferred tax liabilities.

The unaudited pro forma financial information in the table below summarizes the combined pro forma results of the Company and Thomas & Betts for the three months ended March 31, 2012, as if Thomas & Betts had been acquired on January 1, 2011.

($ in millions)	Three months ended March 31, 2012
Total revenues	9,514
Income from continuing operations, net of tax	759

The unaudited pro forma results above include certain adjustments related to the Thomas & Betts acquisition. The table below summarizes the adjustments necessary to present the pro forma financial information of the Company and Thomas & Betts combined, as if Thomas & Betts had been acquired on January 1, 2011.

Adjustments
($ in millions)	Three months ended March 31, 2012

Impact on cost of sales from additional amortization of intangible assets (excluding order backlog capitalized upon acquisition)	(17)
Impact on cost of sales from additional depreciation of fixed assets	(8)
Interest expense on Thomas & Betts debt	4
Impact on selling, general and administrative expenses from acquisition-related costs	9
Impact on interest and other finance expense from bridging facility costs	2
Other	(5)
Income taxes	7
Total pro forma adjustments	(8)

Notes to the Interim Consolidated Financial Information (unaudited)

The pro forma results are for information purposes only and do not include any anticipated cost synergies or other effects of the planned integration of Thomas & Betts. Accordingly, such pro forma amounts are not necessarily indicative of the results that would have occurred had the acquisition been completed on the date indicated, nor are they indicative of the future operating results of the combined company.

Changes in total goodwill were as follows:

($ in millions)	Total goodwill
Balance at January 1, 2012	7,269
Additions during the period(1)	2,895
Exchange rate differences	62
Balance at December 31, 2012	10,226
Additions during the period	14
Exchange rate differences	(83)
Balance at March 31, 2013	10,157

(1)    Includes primarily goodwill of $2,723 million in respect of Thomas & Betts, acquired in May 2012, which has been allocated to the Low Voltage Products operating segment and goodwill in respect of Newave, acquired in February 2012, which has been allocated to the Discrete Automation and Motion operating segment.

ABB to acquire Power-One, Inc.

On April 22, 2013, the Company announced that it had reached an agreement to acquire Power-One, Inc. Power-One is a provider of renewable energy and energy-efficient power conversion and power management solutions and a designer and manufacturer of photovoltaic inverters. The anticipated cash outflows for the Company upon closing the transaction amount to approximately $1 billion, based on a purchase price of $6.35 per share. The transaction is subject to approval by Power-One shareholders as well as to customary regulatory approvals, and is expected to close in the second half of 2013.

Note 4. Cash and equivalents, marketable securities and short-term investments

Current assets

Cash and equivalents, marketable securities and short-term investments consisted of the following:

	March 31, 2013
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	2,463			2,463	2,463
Time deposits	2,832			2,832	2,826	6
Other short-term investments	10			10	—	10
Debt securities available-for-sale:
– U.S. government obligations	101	4	—	105	—	105
– Other government obligations	3	—	—	3	—	3
– Corporate	288	6	—	294	166	128
Equity securities available-for-sale	1,330	10	(1)	1,339	—	1,339
Total	7,027	20	(1)	7,046	5,455	1,591

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2012
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	2,784			2,784	2,784	—
Time deposits	3,993			3,993	3,963	30
Other short-term investments	15			15	—	15
Debt securities available-for-sale:
– U.S. government obligations	152	8	(1)	159	—	159
– Other government obligations	3	—	—	3	—	3
– Corporate	236	9	—	245	128	117
Equity securities available-for-sale	1,271	12	(1)	1,282	—	1,282
Total	8,454	29	(2)	8,481	6,875	1,606

Non-current assets

Included in “Other non-current assets” are certain held-to-maturity marketable securities pledged in respect of a certain non-current deposit liability. At March 31, 2013, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $99 million, $26 million and $125 million, respectively. At December 31, 2012, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $97 million, $27 million and $124 million, respectively. The maturity dates of these securities range from 2014 to 2021.

Note 5. Financial instruments

The Company is exposed to certain currency, commodity, interest rate and equity risks arising from its global operating, financing and investing activities. The Company uses derivative instruments to reduce and manage the economic impact of these exposures.

Currency risk

Due to the global nature of the Company’s operations, many of its subsidiaries are exposed to currency risk in their operating activities from entering into transactions in currencies other than their functional currency. To manage such currency risks, the Company’s policies require the subsidiaries to hedge their foreign currency exposures from binding sales and purchase contracts denominated in foreign currencies. For forecasted foreign currency denominated sales of standard products and the related foreign currency denominated purchases, the Company’s policy is to hedge up to a maximum of 100 percent of the forecasted foreign currency denominated exposure, depending on the length of the forecasted exposures. Forecasted exposures greater than 12 months are not hedged. Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash flows (caused by changes in exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies. In addition, within its treasury operations, the Company primarily uses foreign exchange swaps and forward foreign exchange contracts to manage the currency and timing mismatches arising in its liquidity management activities.

Commodity risk

Various commodity products are used in the Company’s manufacturing activities. Consequently it is exposed to volatility in future cash flows arising from changes in commodity prices. To manage the price risk of commodities other than electricity, the Company’s policies require that the subsidiaries hedge the commodity price risk exposures from binding contracts, as well as at least 50 percent (up to a maximum of 100 percent) of the forecasted commodity exposure over the next 12 months or longer (up to a maximum of 18 months). In certain locations where the price of electricity is hedged, up to a maximum of 90 percent of the forecasted electricity needs, depending on the length of the forecasted exposures, are hedged. Swap and futures contracts are used to manage the associated price risks of commodities.

Interest rate risk

The Company has issued bonds at fixed rates. Interest rate swaps are used to manage the interest rate risk associated with certain debt. In addition, from time to time, the Company uses instruments such as

Notes to the Interim Consolidated Financial Information (unaudited)

interest rate swaps, interest rate futures, bond futures or forward rate agreements to manage interest rate risk arising from the Company’s balance sheet structure but does not designate such instruments as hedges.

Equity risk

The Company is exposed to fluctuations in the fair value of its warrant appreciation rights (WARs) issued under its management incentive plan. A WAR gives its holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise. To eliminate such risk, the Company has purchased cash-settled call options which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs.

Volume of derivative activity

In general, while the Company’s primary objective in its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.

Foreign exchange and interest rate derivatives:

The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges or not) were as follows:

Type of derivative	Total notional amounts
($ in millions)	March 31, 2013	December 31, 2012	March 31, 2012
Foreign exchange contracts	18,803	19,724	18,244
Embedded foreign exchange derivatives	3,599	3,572	3,556
Interest rate contracts	3,880	3,983	3,959

Derivative commodity contracts:

The following table shows the notional amounts of outstanding commodity derivatives (whether designated as hedges or not), on a net basis, to reflect the Company’s requirements in the various commodities:

		Total notional amounts
Type of derivative	Unit	March 31, 2013	December 31, 2012	March 31, 2012
Copper swaps	metric tonnes	45,902	45,222	37,937
Aluminum swaps	metric tonnes	5,223	5,495	8,083
Nickel swaps	metric tonnes	18	21	15
Lead swaps	metric tonnes	11,425	13,025	13,475
Zinc swaps	metric tonnes	200	225	125
Silver swaps	ounces	2,120,911	1,415,322	1,793,375
Electricity futures	megawatt hours	365,413	334,445	367,724
Crude oil swaps	barrels	129,816	135,471	147,265

Equity derivatives:

At March 31, 2013, December 31, 2012, and March 31, 2012, the Company held 62 million, 67 million and 53 million cash-settled call options on ABB Ltd shares with a total fair value of $33 million, $26 million and $15 million, respectively.

Cash flow hedges

As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk of its operations, commodity swaps to manage its commodity risks and cash-settled call options to hedge its WAR liabilities. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in “Accumulated other comprehensive loss” and subsequently reclassified into earnings in the same line item and in the same period as the underlying hedged transaction affects earnings. Any ineffectiveness in the hedge relationship, or hedge component excluded from the assessment of effectiveness, is recognized in earnings during the current period.

At March 31, 2013, and December 31, 2012, “Accumulated other comprehensive loss” included net unrealized gains of $47 million and $37 million, respectively, net of tax, on derivatives designated as cash flow hedges. Of the amount at March 31, 2013, net gains of $32 million are expected to be reclassified to

Notes to the Interim Consolidated Financial Information (unaudited)

earnings in the following 12 months. At March 31, 2013, the longest maturity of a derivative classified as a cash flow hedge was 75 months.

The amounts of gains or losses, net of tax, reclassified into earnings due to the discontinuance of cash flow hedge accounting and recognized in earnings due to ineffectiveness in cash flow hedge relationships were not significant in the three months ended March 31, 2013 and 2012.

The pre-tax effects of derivative instruments, designated and qualifying as cash flow hedges, on “Accumulated other comprehensive loss” (OCI) and the Consolidated Income Statements were as follows:

Three months ended March 31, 2013
Type of derivative designated as	Gains (losses) recognized in OCI on derivatives (effective portion)	Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
a cash flow hedge	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	17	Total revenues	11	Total revenues	—
		Total cost of sales	(4)	Total cost of sales	—
Commodity contracts	(2)	Total cost of sales	1	Total cost of sales	—
Cash-settled call options	7	SG&A expenses(1)	2	SG&A expenses(1)	—
Total	22		10		—

Three months ended March 31, 2012
Type of derivative designated as	Gains (losses) recognized in OCI on derivatives (effective portion)	Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
a cash flow hedge	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	32	Total revenues	11	Total revenues	(1)
		Total cost of sales	(1)	Total cost of sales	—
Commodity contracts	9	Total cost of sales	(2)	Total cost of sales	—
Cash-settled call options	(2)	SG&A expenses(1)	(3)	SG&A expenses(1)	—
Total	39		5		(1)

(1) SG&A expenses represent “Selling, general and administrative expenses”.

Derivative gains of $9 million and $3 million, both net of tax, were reclassified from “Accumulated other comprehensive loss” to earnings during the three months ended March 31, 2013 and 2012, respectively.

Fair value hedges

To reduce its interest rate exposure arising primarily from its debt issuance activities, the Company uses interest rate swaps. Where such instruments are designated as fair value hedges, the changes in fair value of these instruments, as well as the changes in fair value of the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in “Interest and other finance expense”. Hedge ineffectiveness of instruments designated as fair value hedges for the three months ended March 31, 2013 and 2012, was not significant.

The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income Statements was as follows:

Three months ended March 31, 2013
Type of derivative designated as a	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
fair value hedge	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(18)	Interest and other finance expense	17

Notes to the Interim Consolidated Financial Information (unaudited)

Three months ended March 31, 2012
Type of derivative designated as a	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
fair value hedge	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	7	Interest and other finance expense	(7)

Derivatives not designated in hedge relationships

Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges are economic hedges used for risk management purposes. Gains and losses from changes in the fair values of such derivatives are recognized in the same line in the income statement as the economically hedged transaction.

Furthermore, under certain circumstances, the Company is required to split and account separately for foreign currency derivatives that are embedded within certain binding sales or purchase contracts denominated in a currency other than the functional currency of the subsidiary and the counterparty.

The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships were as follows:

($ in millions)	Gains (losses) recognized in income
Type of derivative		Three months ended March 31,
not designated as a hedge	Location	2013	2012
Foreign exchange contracts	Total revenues	8	172
	Total cost of sales	(82)	(64)
	SG&A expenses(1)	(3)	—
	Interest and other finance expense	(143)	112
Embedded foreign exchange contracts	Total revenues	(13)	(73)
	Total cost of sales	2	15
Commodity contracts	Total cost of sales	(13)	25
Interest rate contracts	Interest and other finance expense	—	2
Cash-settled call options	Interest and other finance expense	—	—
Total		(244)	189

(1) SG&A expenses represent “Selling, general and administrative expenses”.

Notes to the Interim Consolidated Financial Information (unaudited)

The fair values of derivatives included in the Consolidated Balance Sheets were as follows:

	March 31, 2013
	Derivative assets		Derivative liabilities
($ in millions)	Current in “Other current assets”	Non-current in “Other non-current assets”	Current in “Provisions and other current liabilities”	Non-current in “Other non-current liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	33	24	12	5
Commodity contracts	—	—	2	—
Interest rate contracts	6	23	—	5
Cash-settled call options	10	21	—	—
Total	49	68	14	10
Derivatives not designated as hedging instruments:
Foreign exchange contracts	128	65	202	33
Commodity contracts	3	—	17	1
Interest rate contracts	—	—	—	—
Cash-settled call options	—	2	—	—
Embedded foreign exchange derivatives	28	15	72	44
Total	159	82	291	78
Total fair value	208	150	305	88
Thereof, subject to close-out netting agreements	154	111	205	43

	December 31, 2012
	Derivative assets		Derivative liabilities
($ in millions)	Current in “Other current assets”	Non-current in “Other non-current assets”	Current in “Provisions and other current liabilities”	Non-current in “Other non-current liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	34	20	14	6
Commodity contracts	1	—	1	—
Interest rate contracts	15	31	—	2
Cash-settled call options	9	16	—	—
Total	59	67	15	8
Derivatives not designated as hedging instruments:
Foreign exchange contracts	204	62	84	20
Commodity contracts	7	1	11	1
Interest rate contracts	—	—	—	—
Cash-settled call options	—	1	—	—
Embedded foreign exchange derivatives	26	13	86	40
Total	237	77	181	61
Total fair value	296	144	196	69
Thereof, subject to close-out netting agreements	245	113	93	28

Close-out netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions between two counterparties on the occurrence of one or more pre-defined trigger events.

Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables above and in the Consolidated Balance Sheets at March 31, 2013, and December 31, 2012, have been presented on a gross basis.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 6. Fair values

The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis and, when necessary, to record certain non-financial assets at fair value on a non-recurring basis, as well as to determine fair value disclosures for certain financial instruments carried at amortized cost in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency, commodity and interest rate derivatives as well as cash-settled call options and available-for-sale securities. Non-financial assets recorded at fair value on a non-recurring basis include long-lived assets that are reduced to their estimated fair value due to impairments.

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation techniques including the market approach (using observable market data for identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs a market participant would incur to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three-level hierarchy, depending on the reliability of those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at fair value within this hierarchy based on whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market data obtained from independent sources, while an unobservable input reflects the Company’s assumptions about market data.

The levels of the fair value hierarchy are as follows:

Level 1:

Valuation inputs consist of quoted prices in an active market for identical assets or liabilities (observable quoted prices). Assets and liabilities valued using Level 1 inputs include exchange-traded equity securities, listed derivatives which are actively traded such as commodity futures and interest rate futures, and certain actively-traded debt securities.

Level 2:

Valuation inputs consist of observable inputs (other than Level 1 inputs) such as actively quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation models may be both observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified as Level 3. Assets and liabilities valued using Level 2 inputs include investments in certain funds, certain debt securities that are not actively traded, interest rate swaps, commodity swaps, cash-settled call options, foreign exchange forward contracts and foreign exchange swaps, as well as financing receivables and debt.

Level 3:	Valuation inputs are based on the Company’s assumptions of relevant market data (unobservable inputs).

Whenever quoted prices involve bid-ask spreads, the Company ordinarily determines fair values based on mid-market quotes. However, for the purpose of determining the fair value of cash-settled call options serving as hedges of the Company’s management incentive plan, bid prices are used.

When determining fair values based on quoted prices in an active market, the Company considers if the level of transaction activity for the financial instrument has significantly decreased, or would not be considered orderly. In such cases, the resulting changes in valuation techniques would be disclosed. If the market is considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such as an income approach.

Notes to the Interim Consolidated Financial Information (unaudited)

Recurring fair value measures

The following tables show the fair value of financial assets and liabilities measured at fair value on a recurring basis:

	March 31, 2013
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”
Debt securities—Corporate	—	166	—	166
Available-for-sale securities in “Marketable securities and short-term investments”
Equity securities	—	1,339	—	1,339
Debt securities—U.S. government obligations	105	—	—	105
Debt securities—Other government obligations	—	3	—	3
Debt securities—Corporate	—	128	—	128
Available-for-sale securities in “Other non-current assets”
Equity securities	4	—	—	4
Derivative assets—current in “Other current assets”	—	208	—	208
Derivative assets—non-current in “Other non-current assets”	—	150	—	150

Liabilities
Derivative liabilities—current in “Provisions and other current liabilities”	3	302	—	305
Derivative liabilities—non-current in “Other non-current liabilities”	—	88	—	88

	December 31, 2012
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”
Debt securities—Corporate	—	128	—	128
Available-for-sale securities in “Marketable securities and short-term investments”
Equity securities	3	1,279	—	1,282
Debt securities—U.S. government obligations	159	—	—	159
Debt securities—Other government obligations	—	3	—	3
Debt securities—Corporate	—	117	—	117
Available-for-sale securities in “Other non-current assets”
Equity securities	2	—	—	2
Derivative assets—current in “Other current assets”	—	296	—	296
Derivative assets—non-current in “Other non-current assets”	—	144	—	144

Liabilities
Derivative liabilities—current in “Provisions and other current liabilities”	4	192	—	196
Derivative liabilities—non-current in “Other non-current liabilities”	—	69	—	69

The Company uses the following methods and assumptions in estimating fair values of financial assets and liabilities measured at fair value on a recurring basis:

•                  Available-for-sale securities in “Cash and equivalents”, “Marketable securities and short-term investments” and “Other non-current assets”: If quoted market prices in active markets for identical assets are available, these are considered Level 1 inputs; however, when markets are not active, then these inputs are considered Level 2. If such quoted market prices are not available, fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for nonperformance risk. The inputs used in present value techniques are observable and fall into the Level 2 category.

Notes to the Interim Consolidated Financial Information (unaudited)

•                  Derivatives: The fair values of derivative instruments are determined using quoted prices of identical instruments from an active market, if available (Level 1). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present value techniques, based on available market data, or option pricing models are used. Cash-settled call options hedging the Company’s WAR liability are valued based on bid prices of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques represent a Level 2 input unless significant unobservable inputs are used.

Non-recurring fair value measures

There were no significant non-recurring fair value measurements during the three months ended March 31, 2013 and 2012.

Disclosure about financial instruments carried on a cost basis

The following tables show the fair value of financial instruments carried on a cost basis:

	March 31, 2013
($ in millions)	Carrying value	Level 1	Level 2	Level 3	Total fair value
Assets
Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months)
Cash	2,463	2,463	—	—	2,463
Time deposits	2,826	—	2,826	—	2,826
Marketable securities and short-term investments (excluding available- for-sale securities)
Time deposits	6	—	6	—	6
Other short-term investments	10	10	—	—	10
Short-term loans in “Receivables, net”	10	—	10	—	10
Other non-current assets
Loans granted	56	—	58	—	58
Held-to-maturity securities	99	—	125	—	125
Restricted cash and cash deposits	259	259	—	—	259

Liabilities
Short-term debt and current maturities of long-term debt, excluding finance lease liabilities	1,659	1,133	526	—	1,659
Long-term debt, excluding finance lease liabilities	7,330	3,784	3,928	—	7,712

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2012
($ in millions)	Carrying value	Level 1	Level 2	Level 3	Total fair value
Assets
Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months)
Cash	2,784	2,784	—	—	2,784
Time deposits	3,963	—	3,963	—	3,963
Marketable securities and short-term investments (excluding available- for-sale securities)
Time deposits	30	—	30	—	30
Other short-term investments	15	15	—	—	15
Short-term loans in “Receivables, net”	7	—	7	—	7
Other non-current assets
Loans granted	58	—	59	—	59
Held-to-maturity securities	97	—	124	—	124
Restricted cash and cash deposits	271	271	—	—	271

Liabilities
Short-term debt and current maturities of long-term debt, excluding finance lease liabilities	2,512	1,328	1,184	—	2,512
Long-term debt, excluding finance lease liabilities	7,449	7,870	39	—	7,909

The Company uses the following methods and assumptions in estimating fair values of financial instruments carried on a cost basis:

•                  Cash and equivalents (excluding available-for-sale debt securities with original maturities up to 3 months), Marketable securities and short-term investments (excluding available-for-sale securities), Short-term loans in “Receivables, net”: The carrying amounts approximate the fair values as the items are short-term in nature.

•                  Other non-current assets: Includes financing receivables (including loans granted) whose fair values are based on the carrying amount adjusted using a present value technique to reflect a premium or discount based on current market interest rates (Level 2 inputs) as well as held-to-maturity securities (see Note 4) whose fair values are based on quoted market prices in inactive markets (Level 2 inputs).

Includes restricted cash and cash deposits (pledged in respect of a certain non-current deposit liability) whose fair values approximates the carrying amounts. The fair value of restricted cash and cash deposits are determined using Level 1 inputs.

•                  Short-term debt and current maturities of long-term debt, excluding finance lease liabilities: Includes commercial paper, bank borrowings and overdrafts as well as bonds maturing in the next 12 months. The carrying amounts of short-term debt and current maturities of long-term debt, excluding finance lease liabilities, approximate their fair values.

•                  Long-term debt excluding finance lease liabilities: Fair values of outstanding bond issues are determined using quoted market prices (Level 1 inputs). The fair values of other debt are determined using a discounted cash flow methodology based upon borrowing rates of similar debt instruments and reflecting appropriate adjustments for non-performance risk (Level 2 inputs).

Notes to the Interim Consolidated Financial Information (unaudited)

Note 7. Credit quality of receivables

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer specific data. If an amount has not been settled within its contractual payment term then it is considered past due. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the amount will not be recovered.

The Company has a group-wide policy on the management of credit risk. The policy includes a credit assessment methodology to assess the creditworthiness of customers and assign to those customers a risk category on a scale from “A” (lowest likelihood of loss) to “E” (highest likelihood of loss), as shown in the following table:

Risk category:	Equivalent Standard & Poor’s rating
A	AAA to AA-
B	A+ to BBB-
C	BB+ to BB-
D	B+ to CCC-
E	CC+ to D

Third-party agencies’ ratings are considered, if available. For customers where agency ratings are not available, the customer’s most recent financial statements, payment history and other relevant information are considered in the assignment to a risk category. Customers are assessed at least annually or more frequently when information on significant changes in the customers’ financial position becomes known. In addition to the assignment to a risk category, a credit limit per customer is set.

Information on the credit quality of trade receivables (excluding those with a contractual maturity of one year or less) and other financing receivables is presented below.

Receivables classified as current assets

The gross amounts of trade receivables (excluding those with a contractual maturity of one year or less), the related allowance for doubtful accounts, and other receivables (excluding tax and other receivables which are not considered to be of a financing nature), recorded in receivables, net, were as follows:

	March 31, 2013
($ in millions)	Trade receivables (excluding those with a contractual maturity of one year or less)	Other receivables	Total
Recorded gross amount:
- Individually evaluated for impairment	395	133	528
- Collectively evaluated for impairment	331	105	436
Total	726	238	964
Allowance for doubtful accounts:
- From individual impairment evaluation	(41)	(5)	(46)
- From collective impairment evaluation	(12)	—	(12)
Total	(53)	(5)	(58)
Recorded net amount	673	233	906

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2012
($ in millions)	Trade receivables (excluding those with a contractual maturity of one year or less)	Other receivables	Total
Recorded gross amount:
- Individually evaluated for impairment	335	128	463
- Collectively evaluated for impairment	326	87	413
Total	661	215	876
Allowance for doubtful accounts:
- From individual impairment evaluation	(42)	(5)	(47)
- From collective impairment evaluation	(11)	—	(11)
Total	(53)	(5)	(58)
Recorded net amount	608	210	818

Changes in the trade receivables’ allowance for doubtful accounts (excluding those with a contractual maturity of one year or less) were as follows:

	Three months ended March 31,
($ in millions)	2013	2012

Balance at January 1,	53	50
Reversal of allowance	(3)	(2)
Additions to allowance	3	3
Amounts written off	—	—
Exchange rate differences	—	(4)
Balance at March 31,	53	47

Changes in the allowance for doubtful accounts for other receivables during the three months ended March 31, 2013 and 2012, were not significant.

The following table shows the credit risk profile, on a gross basis, of trade receivables (excluding those with a contractual maturity of one year or less) and other receivables (excluding tax and other receivables which are not considered to be of a financing nature) based on the internal credit risk categories which are used as a credit quality indicator:

	March 31, 2013
($ in millions)	Trade receivables (excluding those with a contractual maturity of one year or less)	Other receivables	Total
Risk category:
A	275	182	457
B	287	27	314
C	94	26	120
D	60	1	61
E	10	2	12
Total gross amount	726	238	964

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2012
($ in millions)	Trade receivables (excluding those with a contractual maturity of one year or less)	Other receivables	Total
Risk category:
A	279	156	435
B	238	27	265
C	90	30	120
D	48	1	49
E	6	1	7
Total gross amount	661	215	876

The following table shows an aging analysis, on a gross basis, of trade receivables (excluding those with a contractual maturity of one year or less) and other receivables (excluding tax and other receivables which are not considered to be of a financing nature):

	March 31, 2013
	Past due
($ in millions)	0 – 30 days	30 – 60 days	60 – 90 days	> 90 days and not accruing interest	> 90 days and accruing interest	Not due at March 31, 2013(1)	Total
Trade receivables (excluding those with a contractual maturity of one year or less)	36	4	15	46	11	614	726
Other receivables	5	4	3	9	3	214	238
Total gross amount	41	8	18	55	14	828	964

	December 31, 2012
	Past due
($ in millions)	0 – 30 days	30 – 60 days	60 – 90 days	> 90 days and not accruing interest	> 90 days and accruing interest	Not due at December 31, 2012(1)	Total
Trade receivables (excluding those with a contractual maturity of one year or less)	83	3	4	38	14	519	661
Other receivables	3	3	2	10	1	196	215
Total gross amount	86	6	6	48	15	715	876

(1)    Trade receivables (excluding those with a contractual maturity of one year or less) principally represent contractual retention amounts that will become due subsequent to the completion of the long-term contract.

Receivables classified as non-current assets

At March 31, 2013, and December 31, 2012, the net recorded amounts of loans granted were $56 million and $58 million, respectively, and were included in other non-current assets (see Note 6). The related allowance for doubtful accounts was not significant at both dates. The changes in such allowance were not significant during the three months ended March 31, 2013 and 2012.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 8. Debt

The Company’s total debt at March 31, 2013, and December 31, 2012, amounted to $9,113 million and $10,071 million, respectively.

Short-term debt and current maturities of long-term debt

The Company’s “Short-term debt and current maturities of long-term debt” consisted of the following:

($ in millions)	March 31, 2013	December 31, 2012
Short-term debt	712	1,531
Current maturities of long-term debt	971	1,006
Total	1,683	2,537

Short-term debt primarily represented issued commercial paper and short-term loans from various banks.

Long-term debt

The Company’s long-term debt at March 31, 2013, and December 31, 2012, amounted to $7,430 million and $7,534 million, respectively.

Note 9. Commitments and contingencies

Contingencies—Environmental

The Company is engaged in environmental clean-up activities at certain sites arising under various United States and other environmental protection laws and under certain agreements with third parties. In some cases, these environmental remediation actions are subject to legal proceedings, investigations or claims, and it is uncertain to what extent the Company is actually obligated to perform. Provisions for these unresolved matters have been set up if it is probable that the Company has incurred a liability and the amount of loss can be reasonably estimated. If a provision has been recognized for any of these matters the Company records an asset when it is probable that it will recover a portion of the costs expected to be incurred to settle them. Management is of the opinion, based upon information presently available, that the resolution of any such obligation and non-collection of recoverable costs would not have a further material adverse effect on the Company’s consolidated financial statements.

The Company is involved in the remediation of environmental contamination at present or former facilities, primarily in the United States. The clean-up of these sites involves primarily soil and groundwater contamination. A significant portion of the provisions in respect of these contingencies reflects the provisions of acquired companies. A substantial portion of one of the acquired entities’ remediation liability is indemnified by a prior owner. Accordingly, an asset equal to that portion of the remediation liability is included in “Other non-current assets”.

The total effect of the above environmental obligations on the Company’s Consolidated Balance Sheets was as follows:

($ in millions)	March 31, 2013	December 31, 2012
Environmental provisions included in:
Provisions and other current liabilities	36	33
Other non-current liabilities	85	73
	121	106

Provisions for the above estimated losses have not been discounted as the timing of payments cannot be reasonably estimated.

Notes to the Interim Consolidated Financial Information (unaudited)

Contingencies—Regulatory, Compliance and Legal

Antitrust

In January 2007, the European Commission granted the Company full immunity from fines under its leniency program for the Company’s involvement in anti-competitive practices in the Gas Insulated Switchgear (GIS) business. The Company’s GIS business remains under investigation for alleged anti-competitive practices in certain other jurisdictions, including Brazil. An informed judgment about the outcome of these investigations or the amount of potential loss or range of loss for the Company, if any, relating to these investigations cannot be made at this stage.

In October 2009, the European Commission fined the Company euro 33.75 million (equivalent to $49 million on date of payment) for its involvement in anti-competitive practices in the power transformers business. In September 2012, the German Antitrust Authority (Bundeskartellamt) fined one of the Company’s German subsidiaries euro 8.7 million (equivalent to approximately $11 million on date of payment) for its involvement in anti-competitive practices in the German power transformers business. The Company did not appeal either decision and it paid both fines in full.

The Company’s cables business is under investigation for alleged anti-competitive practices in a number of jurisdictions, including the European Union and Brazil. The Company has received the European Commission’s Statement of Objections concerning its investigation into the cables business and in June 2012 participated in the related Oral Hearing before the European Commission. The Company has also received an initial summary of the Brazilian Antitrust Authority’s (CADE) allegations regarding its investigation into the cables business. An informed judgment about the outcome of these investigations or the amount of potential loss or range of loss for the Company, if any, relating to these investigations cannot be made at this stage, except, with respect to the Brazilian investigation, where the Company expects an unfavorable outcome.

In May 2012, the Brazilian Antitrust Authority opened an investigation into certain power businesses of the Company, including its FACTS and power transformers business. An informed judgment about the outcome of this investigation or the amount of potential loss or range of loss for the Company, if any, relating to this investigation cannot be made at this stage.

With respect to the foregoing matters which are still ongoing, management is cooperating fully with the antitrust authorities.

Suspect payments

In April 2005, the Company voluntarily disclosed to the United States Department of Justice (DoJ) and the United States Securities and Exchange Commission (SEC) certain suspect payments in its network management unit in the United States. Subsequently, the Company made additional voluntary disclosures to the DoJ and the SEC regarding suspect payments made by other Company subsidiaries in a number of countries in the Middle East, Asia, South America and Europe (including to an employee of an Italian power generation company) as well as by its former Lummus business. These payments were discovered by the Company as a result of the Company’s internal audit program and compliance reviews.

In September 2010, the Company reached settlements with the DoJ and the SEC regarding their investigations into these matters and into suspect payments involving certain of the Company’s subsidiaries in the United Nations Oil-for-Food Program. In connection with these settlements, the Company agreed to make payments to the DoJ and SEC totaling $58 million, which were settled in the fourth quarter of 2010. One subsidiary of the Company pled guilty to one count of conspiracy to violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act and one count of violating those provisions. The Company entered into a deferred prosecution agreement and settled civil charges brought by the SEC. These settlements resolved the foregoing investigations. In lieu of an external compliance monitor, the DoJ and SEC have agreed to allow the Company to report on its continuing compliance efforts and the results of the review of its internal processes through September 2013.

General

In addition, the Company is aware of proceedings, or the threat of proceedings, against it and others in respect of private claims by customers and other third parties with regard to certain actual or alleged anti-competitive practices. Also, the Company is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the above-mentioned regulatory matters and

Notes to the Interim Consolidated Financial Information (unaudited)

commercial litigation contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings.

Liabilities recognized

At March 31, 2013, and December 31, 2012, the Company had aggregate liabilities of $199 million and $211 million, respectively, included in “Provisions and other current liabilities” and “Other non-current liabilities”, for the above regulatory, compliance and legal contingencies. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

Guarantees

General

The following table provides quantitative data regarding the Company’s third-party guarantees. The maximum potential payments represent a “worst-case scenario”, and do not reflect management’s expected results. The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects the Company’s best estimate of future payments, which it may incur as part of fulfilling its guarantee obligations.

	Maximum potential payments
($ in millions)	March 31, 2013	December 31, 2012
Performance guarantees	146	149
Financial guarantees	78	83
Indemnification guarantees	190	190
Total	414	422

In respect of the above guarantees, the carrying amounts of liabilities at March 31, 2013, and December 31, 2012, were not significant.

Performance guarantees

Performance guarantees represent obligations where the Company guarantees the performance of a third party’s product or service according to the terms of a contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees and standby letters of credit. The significant performance guarantees are described below.

The Company retained obligations for guarantees related to the Power Generation business contributed in mid-1999 to the former ABB Alstom Power NV joint venture (Alstom Power NV). The guarantees primarily consist of performance guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes and compliance with labor laws, environmental laws and patents. The guarantees are related to projects which are expected to be completed by 2013 but in some cases have no definite expiration date. In May 2000, the Company sold its interest in Alstom Power NV to Alstom SA (Alstom). As a result, Alstom and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, Alstom, the parent company and Alstom Power NV, have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Management’s best estimate of the total maximum potential amount payable of quantifiable guarantees issued by the Company on behalf of its former Power Generation business was $78 million at both March 31, 2013, and December 31, 2012, and is subject to foreign exchange fluctuations. The Company has not experienced any losses related to guarantees issued on behalf of the former Power Generation business.

The Company is engaged in executing a number of projects as a member of consortia that include third parties. In certain of these cases, the Company guarantees not only its own performance but also the work of third parties. The original maturity dates of these guarantees range from one to six years. At March 31, 2013, and December 31, 2012, the maximum potential amount payable under these guarantees as a result of third-party non-performance was $55 million and $57 million, respectively.

Notes to the Interim Consolidated Financial Information (unaudited)

Financial guarantees

Financial guarantees represent irrevocable assurances that the Company will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

At March 31, 2013, and December 31, 2012, the Company had a maximum potential amount payable of $78 million and $83 million, respectively, under financial guarantees outstanding. Of each of these amounts, $15 million and $19 million, respectively, was in respect of guarantees issued on behalf of companies in which the Company formerly had or has an equity interest. The guarantees outstanding have various maturity dates up to 2020.

Indemnification guarantees

The Company has indemnified certain purchasers of divested businesses for potential claims arising from the operations of the divested businesses. To the extent the maximum potential loss related to such indemnifications could not be calculated, no amounts have been included under maximum potential payments in the table above. Indemnifications for which maximum potential losses could not be calculated include indemnifications for legal claims. The significant indemnification guarantees for which maximum potential losses could be calculated are described below.

The Company issued, to the purchasers of Lummus Global, guarantees related to assets and liabilities divested in 2007. The maximum potential amount payable relating to this business, pursuant to the sales agreement, at each of March 31, 2013, and December 31, 2012, was $50 million.

The Company issued, to the purchasers of its interest in Jorf Lasfar, guarantees related to assets and liabilities divested in 2007. The maximum potential amount payable under such guarantees, at both March 31, 2013, and December 31, 2012, was $140 million and is subject to foreign exchange fluctuations.

Product and order-related contingencies

The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.

The reconciliation of the “Provisions for warranties”, including guarantees of product performance, was as follows:

($ in millions)	2013	2012

Balance at January 1,	1,291	1,324
Claims paid in cash or in kind	(58)	(40)
Net increase in provision for changes in estimates, warranties issued and warranties expired	40	19
Exchange rate differences	(31)	39
Balance at March 31,	1,242	1,342

Notes to the Interim Consolidated Financial Information (unaudited)

Note 10. Employee benefits

The Company operates defined benefit and defined contribution pension plans and termination indemnity plans, in accordance with local regulations and practices. These plans cover a large portion of the Company’s employees and provide benefits to employees in the event of death, disability, retirement, or termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans including postretirement health care benefits, and other employee-related benefits for active employees including long-service award plans. The measurement date used for the Company’s employee benefit plans is December 31. The funding policies of the Company’s plans are consistent with the local government and tax requirements. The Company also has several pension plans that are not required to be funded pursuant to local government and tax requirements.

Net periodic benefit cost of the Company’s defined benefit pension and other postretirement benefit plans consisted of the following:

	Three months ended March 31,
	2013	2012	2013	2012
($ in millions)	Defined pension benefits		Other postretirement benefits

Service cost	62	57	—	—
Interest cost	92	96	2	3
Expected return on plan assets	(118)	(120)	—	—
Amortization of prior service cost	8	10	(2)	(2)
Amortization of net actuarial loss	33	21	1	1
Net periodic benefit cost	77	64	1	2

Employer contributions were as follows:

	Three months ended March 31,
	2013	2012	2013	2012
($ in millions)	Defined pension benefits		Other postretirement benefits

Total contributions to defined benefit pension and other postretirement benefit plans	60	84	4	4
Of which, discretionary contributions to defined benefit pension plans	—	32	—	—

The Company expects to make contributions totaling approximately $275 million and $20 million to its defined benefit pension plans and other postretirement benefit plans, respectively, for the full year 2013.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 11. Earnings per share

Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options and outstanding options and shares granted subject to certain conditions under the Company’s share-based payment arrangements.

Basic earnings per share

	Three months ended March 31,
($ in millions, except per share data in $)	2013	2012

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	668	685
Income (loss) from discontinued operations, net of tax	(4)	—
Net income	664	685

Weighted-average number of shares outstanding (in millions)	2,296	2,292

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.29	0.30
Income (loss) from discontinued operations, net of tax	—	—
Net income	0.29	0.30

Diluted earnings per share

	Three months ended March 31,
($ in millions, except per share data in $)	2013	2012

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	668	685
Income (loss) from discontinued operations, net of tax	(4)	—
Net income	664	685

Weighted-average number of shares outstanding (in millions)	2,296	2,292
Effect of dilutive securities:
Call options and shares	7	2
Dilutive weighted-average number of shares outstanding	2,303	2,294

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.29	0.30
Income (loss) from discontinued operations, net of tax	—	—
Net income	0.29	0.30

Notes to the Interim Consolidated Financial Information (unaudited)

Note 12. Reclassifications out of accumulated other comprehensive loss

The following table shows changes in “Accumulated other comprehensive loss” (OCI) attributable to ABB, by component, net of tax:

($ in millions)	Foreign currency translation adjustments	Unrealized gains (losses) on available- for-sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total OCI
Balance at January 1, 2013	(580)	24	(2,004)	37	(2,523)

Other comprehensive (loss) income before reclassifications	(478)	—	62	19	(397)
Amounts reclassified from OCI	—	(6)	29	(9)	14
Total other comprehensive (loss) income	(478)	(6)	91	10	(383)

Less:
Amounts attributable to noncontrolling interests	(3)	—	1	—	(2)
Balance at March 31, 2013	(1,055)	18	(1,914)	47	(2,904)

The following table shows details of amounts reclassified out of “Accumulated other comprehensive loss” by component:

($ in millions) Details about OCI components	Location of (gains) losses reclassified from OCI	Three months ended March 31, 2013

Unrealized gains (losses) on available-for-sale securities:
Realized net gains	Interest and other finance expense	(7)
Tax	Provision for taxes	1
Amounts reclassified from OCI		(6)

Pension and other postretirement plan adjustments:
Amortization of prior service costs	Net periodic benefit cost (1)	6
Amortization of net actuarial losses	Net periodic benefit cost (1)	34
Total before tax		40
Tax	Provision for taxes	(11)
Amounts reclassified from OCI		29

Unrealized gains (losses) of cash flow hedge derivatives:
Foreign exchange contracts	Total revenues	(11)
	Total cost of sales	4
Commodity contracts	Total cost of sales	(1)
Cash-settled call options	SG&A expenses(2)	(2)
Total before tax		(10)
Tax	Provision for taxes	1
Amounts reclassified from OCI		(9)

Total amounts reclassified from OCI		14

(1)    These components are included in the computation of net periodic benefit cost (see Note 10).

(2)    SG&A expenses represent “Selling, general and administrative expenses”.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 13. Operating segment data

The Chief Operating Decision Maker (CODM) is the Company’s Executive Committee. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. The Company’s operating segments consist of Power Products, Power Systems, Discrete Automation and Motion, Low Voltage Products and Process Automation. The remaining operations of the Company are included in Corporate and Other.

A description of the types of products and services provided by each reportable segment is as follows:

•                  Discrete Automation and Motion: manufactures and sells motors, generators, variable speed drives, rectifiers, excitation systems, robotics, programmable logic controllers, and related services for a wide range of applications in factory automation, process industries, and utilities.

•                  Low Voltage Products: manufactures products and systems that provide protection, control and measurement for electrical installations, as well as enclosures, switchboards, electronics and electromechanical devices for industrial machines, plants and related service. In addition the segment manufactures products for wiring and cable management, cable protection systems, power connection and safety. The segment also makes intelligent building control systems for home and building automation.

•                  Process Automation: develops and sells control and plant optimization systems, automation products and solutions, including instrumentation, as well as industry-specific application knowledge and services for the oil, gas and petrochemicals, metals and minerals, marine and turbocharging, pulp and paper, chemical and pharmaceuticals, and power industries.

•                  Power Products: manufactures and sells high- and medium- voltage switchgear and apparatus, circuit breakers for all current and voltage levels, power and distribution transformers and sensors for electric, gas and water utilities and for industrial and commercial customers.

•                  Power Systems: designs, installs and upgrades high-efficiency transmission and distribution systems and power plant automation and electrification solutions, including monitoring and control products, software and services and incorporating components manufactured by both the Company and by third parties.

•                  Corporate and Other: includes headquarters, central research and development, the Company’s real estate activities, Group treasury operations and other minor activities.

The Company evaluates the performance of its segments based on operational earnings before interest, taxes, depreciation and amortization (Operational EBITDA) and Operational EBITDA margin (being Operational EBITDA as a percentage of Operational revenues).

Operational EBITDA represents Earnings before interest and taxes (EBIT) excluding depreciation and amortization, restructuring and restructuring-related expenses, adjusted for the following: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities), (iv) acquisition-related expenses and (v) certain non-operational items.

Operational revenues are total revenues adjusted for the following: (i) unrealized gains and losses on derivatives, (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables (and related assets).

The CODM primarily reviews the results of each segment on a basis that is before the elimination of profits made on inventory sales between segments. Segment results below are presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company’s consolidated Operational EBITDA.

The following tables present segment revenues, Operational EBITDA, Operational EBITDA margin, as well as reconciliations of Operational EBITDA to EBIT and Operational revenues to Total revenues.

Notes to the Interim Consolidated Financial Information (unaudited)

Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, at current market prices.

	Three months ended March 31, 2013
($ in millions, except Operational EBITDA margin in %)	Third-party revenues	Intersegment revenues	Total revenues	Operational revenues	Operational EBITDA(1)	Operational EBITDA margin (%)
Discrete Automation and Motion	2,085	242	2,327	2,331	416	17.8%
Low Voltage Products	1,681	96	1,777	1,779	320	18.0%
Process Automation	1,921	57	1,978	1,983	259	13.1%
Power Products	2,034	455	2,489	2,503	372	14.9%
Power Systems	1,967	84	2,051	2,032	169	8.3%
Corporate and Other	27	397	424	424	(63)	—
Intersegment elimination	—	(1,331)	(1,331)	(1,331)	(15)	—
Consolidated	9,715	—	9,715	9,721	1,458	15.0%

	Three months ended March 31, 2012
($ in millions, except Operational EBITDA margin in %)	Third-party revenues	Intersegment revenues	Total revenues	Operational revenues	Operational EBITDA(1)	Operational EBITDA margin (%)
Discrete Automation and Motion	2,043	199	2,242	2,240	417	18.6%
Low Voltage Products	1,109	83	1,192	1,186	197	16.6%
Process Automation	1,915	55	1,970	1,960	243	12.4%
Power Products	2,093	420	2,513	2,497	363	14.5%
Power Systems	1,750	57	1,807	1,780	117	6.6%
Corporate and Other	(3)	369	366	364	(93)	—
Intersegment elimination	—	(1,183)	(1,183)	(1,183)	(16)	—
Consolidated	8,907	—	8,907	8,844	1,228	13.9%

(1) Operational EBITDA by segment is presented before the elimination of intersegment profits made on inventory sales.

Notes to the Interim Consolidated Financial Information (unaudited)

	Three months ended March 31, 2013
($ in millions, except Operational EBITDA margin in %)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated
Operational revenues	2,331	1,779	1,983	2,503	2,032	(907)	9,721
Unrealized gains and losses on derivatives	(4)	(8)	(4)	(15)	14	—	(17)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	—	—	—	(1)	(2)	—	(3)
Unrealized foreign exchange movements on receivables (and related assets)	—	6	(1)	2	7	—	14
Total revenues	2,327	1,777	1,978	2,489	2,051	(907)	9,715

Operational EBITDA	416	320	259	372	169	(78)	1,458
Depreciation and amortization	(64)	(79)	(20)	(58)	(45)	(55)	(321)
Acquisition-related expenses and certain non-operational items	(2)	(2)	—	—	—	—	(4)
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	(16)	(12)	(13)	(30)	(19)	1	(89)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(1)	—	—	(2)	(5)	—	(8)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	5	9	1	8	10	2	35
Restructuring and restructuring-related expenses	(1)	(4)	(3)	(7)	(5)	1	(19)
EBIT	337	232	224	283	105	(129)	1,052

Operational EBITDA margin (%)	17.8%	18.0%	13.1%	14.9%	8.3%	—	15.0%

Notes to the Interim Consolidated Financial Information (unaudited)

	Three months ended March 31, 2012
($ in millions, except Operational EBITDA margin in %)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated
Operational revenues	2,240	1,186	1,960	2,497	1,780	(819)	8,844
Unrealized gains and losses on derivatives	1	11	17	19	54	1	103
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	1	—	(1)	1	(10)	1	(8)
Unrealized foreign exchange movements on receivables (and related assets)	—	(5)	(6)	(4)	(17)	—	(32)
Total revenues	2,242	1,192	1,970	2,513	1,807	(817)	8,907

Operational EBITDA	417	197	243	363	117	(109)	1,228
Depreciation and amortization	(61)	(28)	(20)	(52)	(41)	(51)	(253)
Acquisition-related expenses and certain non-operational items	(4)	(3)	—	—	—	26	19
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	6	21	21	38	40	3	129
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	1	(1)	(1)	(3)	(10)	2	(12)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(4)	(6)	(9)	(10)	(16)	(1)	(46)
Restructuring and restructuring-related expenses	(1)	—	—	(13)	(2)	(1)	(17)
EBIT	354	180	234	323	88	(131)	1,048

Operational EBITDA margin (%)	18.6%	16.6%	12.4%	14.5%	6.6%	—	13.9%

	Total assets(1)
($ in millions)	March 31, 2013	December 31, 2012
Discrete Automation and Motion	9,350	9,416
Low Voltage Products	8,840	9,534
Process Automation	4,823	4,847
Power Products	7,843	7,701
Power Systems	7,920	8,083
Corporate and Other	8,925	9,489
Consolidated	47,701	49,070

(1)    Total assets are after intersegment eliminations and therefore refer to third-party assets only.

January — March 2013 — Q1

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered shares, warrants and warrant appreciation rights (“WARs”), in the following amounts:

Name	Date	Description	Purchased or Granted	Sold	Price
Greg Scheu	20.2.2013	Call Option		201,250	CHF 0.58
Ulrich Spiesshofer	21.2.2013	Shares		33,000	CHF 21.30
Gary Steel	1.3.2013	Shares		95,000	CHF 21.32
Joe Hogan *	27.3.2013	Shares	61,488		CHF 21.54
Brice Koch *	27.3.2013	Shares	14,726		CHF 21.54
Gary Steel *	27.3.2013	Shares	16,198		CHF 21.54
Ulrich Spiesshofer *	27.3.2013	Shares	16,408		CHF 21.54
Diane de Saint Victor *	27.3.2013	Shares	21,938		CHF 21.54
Bernhard Jucker *	27.3.2013	Shares	19,352		CHF 21.54
Veli-Matti Reinikkala *	27.3.2013	Shares	14,045		CHF 21.54
Tarak Mehta *	27.3.2013	Shares	8,899		CHF 21.54
Frank Duggan *	27.3.2013	Shares	10,016		CHF 21.54

Key:

* Shares were granted under the 2010 ABB Long Term Incentive Plan (LTIP)

ABB Ltd

TRAKTANDEN UND BESCHLÜSSE

AGENDA AND RESOLUTIONS

der ordentlichen Generalversammlung der Aktionärinnen und Aktionäre from the Annual General Meeting of Shareholders

vom 25. April 2013, 10.00 Uhr

held on April 25, 2013, 10:00 a.m.

in der “Messe Zürich-Halle”, Zürich-Oerlikon / CH

in the “Messe Zürich hall”, Zürich-Oerlikon / CH

1.                  Berichterstattung über das Geschäftsjahr 2012

1.                  Reporting for fiscal year 2012

(Nur Berichterstattung)

(Reporting only)

2.1           Genehmigung des Jahresberichts, der Konzernrechnung und der Jahresrechnung 2012

2.1           Approval of the annual report, the consolidated financial statements, and the annual financial statements for 2012

Die Generalversammlung genehmigt den Jahresbericht, die Konzernrechnung und die Jahresrechnung 2012.

The Annual General Meeting approves the annual report, the consolidated financial statements, and the annual financial statements for 2012.

2.2           Konsultativabstimmung über den Vergütungsbericht 2012

2.2           Consultative vote on the 2012 remuneration report

Die Generalversammlung stimmt dem Vergütungsbericht 2012 (gemäss Seiten 29-41 des Geschäftsberichts) zu (unverbindliche Konsultativabstimmung).

The Annual General Meeting accepts the remuneration report 2012 (as per pages 29-41 of the annual report) (non-binding consultative vote).

3.                  Entlastung des Verwaltungsrats und der mit der Geschäftsführung betrauten Personen

3.                  Discharge of the Board of Directors and the persons entrusted with management

Die Generalversammlung erteilt den Mitgliedern des Verwaltungsrats und den mit der Geschäftsführung betrauten Personen Entlastung für das Geschäftsjahr 2012.

The Annual General Meeting discharges the members of the Board of Directors and the persons entrusted with management for fiscal 2012.

4.                  Verwendung des Bilanzgewinns und Ausschüttung von Kapitaleinlagereserven

4.                  Appropriation of available earnings and distribution of capital contribution reserve

Die Generalversammlung stimmt dem Antrag des Verwaltungsrats zu,

The Annual General Meeting approves the proposal of the Board of Directors

a)        den Bilanzgewinn 2012 von CHF 4’470’698’360 auf neue Rechnung vorzutragen;
to carry forward the available earnings for 2012 in the amount of  CHF 4,470,698,360;

b)        Kapitaleinlagereserven im Betrag von CHF 0.68 je Aktie in andere Reserven umzuwandeln und eine Dividende für 2012 von CHF 0.68 je Aktie auszuschütten.

to convert capital contribution reserve to other reserves in the amount of CHF 0.68 per share and subsequently distribute a dividend for the fiscal year 2012 of CHF 0.68 per share.

5.                  Erneuerung von genehmigtem Aktienkapital

5.                  Renewal of authorized share capital

Die Generalversammlung genehmigt gemäss dem Antrag des Verwaltungsrates

The Annual General Meeting approves the proposal of the Board of Directors die Erneuerung von genehmigtem Aktienkapital im Betrag von höchstens CHF 206’000’000, welches die Ausgabe von höchstens 200’000’000 ABB Ltd Aktien im Nennwert von je CHF 1.03 bis spätestens 29. April 2015 ermöglicht, durch Änderung der Statuten durch einen neuen Artikel 4ter Absatz 1 mit folgendem Wortlaut:

to renew ABB Ltd’s authorized share capital in an amount not to exceed CHF 206,000,000 enabling the issuance of up to 200,000,000 ABB Ltd shares with a nominal value of CHF 1.03 each by no later than April 29, 2015, by amending the Articles of Incorporation with a newarticle 4ter paragraph 1 with the following wording:

Genehmigtes Aktienkapital		Artikel 4ter
1

Der Verwaltungsrat ist ermächtigt, jederzeit bis zum 29. April 2015 das Aktienkapital im Maximalbetrag von CHF 206’000’000 durch Ausgabe von höchstens 200’000’000 voll zu liberierenden Namenaktien mit einem Nennwert von je CHF 1.03 zu erhöhen. Erhöhungen in Teilbeträgen sind gestattet.

Authorized Share Capital		Article 4ter
1

The Board of Directors shall be authorized to increase the share capital in an amount not to exceed CHF 206,000,000 through the issuance of up to 200,000,000 fully paid registered shares with a par value of CHF 1.03 per share by not later than April 29, 2015. Increases in partial amounts shall be permitted.

Die bisherigen Absätze 2 bis 4 von Artikel 4ter bleiben unverändert.

The existing paragraphs 2 to 4 of article 4terremain unchanged.

6.                  Wiederwahlen in den Verwaltungsrat

6.                  Re-elections to the Board of Directors

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrats folgende Mitglieder des Verwaltungsrats für eine weitere Amtsdauer von einem Jahr, d.h. bis zur ordentlichen Generalversammlung 2014, wieder:

The Annual General Meeting re-elects, as proposed by the Board of Directors, the following persons as members of the Board of Directors for a further period of one year, i.e. until the Annual General Meeting 2014:

•              Roger Agnelli

•              Louis R. Hughes

•              Hans Ulrich Märki

•              Michel de Rosen

•              Michael Treschow

•              Jacob Wallenberg

•              Ying Yeh

•              Hubertus von Grünberg

7.                  Wiederwahl der Revisionsstelle

7.                  Re-election of the auditors

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrats die Ernst & Young AG als Revisionsstelle für das Geschäftsjahr 2013 wieder.

The Annual General Meeting re-elects, as proposed by the Board of Directors, Ernst & Young AG as the auditors for fiscal 2013.

Für das Protokoll:
For the minutes:

Zürich, 25. April 2013	Diane de Saint Victor

Leiterin Konzern-Rechtsabteilung und Sekretärin des Verwaltungsrats

General Counsel and Secretary to the Board of Directors

Press Release

ABB shareholders approve all board proposals

Zurich, Switzerland, April 25, 2013 — Shareholders of ABB, the leading power and automation technology group, have approved all proposals submitted by the Board of Directors to the company’s annual general meeting in Zurich today.

All eight members of the Board were re-elected for another annual term. The Board of Directors reelected Hubertus von Grunberg to the position of Chairman of the Board.

Shareholders voted for a payout of 0.68 Swiss francs per share for 2012, an increase of almost 5 percent compared to the prior year. They also approved the annual report, the consolidated financial statements and the annual financial statements for 2012.

The event was the 25th annual meeting of shareholders since ASEA and BBC merged in 1988 to form ABB.

“We are proud of what we have accomplished,” Von Grunberg said in his speech. “ABB stands after 25 years for one of the few examples of a successful international corporate merger. Today, we are a global market leader in most business fields related to power and automation technologies.”

A total of 986 shareholders attended the annual general meeting and 57.5 percent of the total share capital was represented.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 145,000 people.

For more information please contact:

ABB Group Media Relations:

Thomas Schmidt; Antonio Ligi

(Zurich, Switzerland)

Tel: +41 43 317 6568

media.relations@ch.abb.com

http://twitter.com/ABBcomms

Investor Relations:

Switzerland: Tel. +41 43 317 7111
USA: Tel. +1 919 807 5758
investor.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: April 26, 2013	By:	/s/ Alanna Abrahamson - Haka
	Name:	Alanna Abrahamson - Haka
	Title:	Group Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance